CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

August 3, 2004

NEWS RELEASE

Symbols:  TSX-Ven.CDU

FSX.CR5

CARDERO LAUNCHES NEW CORPORATE WEBSITE

Cardero Resource Corp. ("Cardero" TSX-V.CDU) is pleased to announce the launch of its new corporate website.  The web site provides background information on management, property profiles, industry information, site videos, photos and the latest marketing information.

"This website provides our investors and other members of the public with comprehensive and up-to-date information that reflects our business development," said Henk Van Alphen, President and CEO. "As the profile of Cardero continues to grow, www.cardero.com will serve as our primary tool for maintaining current information on our development."

The Company is also pleased to announce that it has named Quentin Mai, Manager - Investor Relations.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen", President

For further information contact:

Henk Van Alphen, President

Quentin Mai, Manager - Investor Relations

Email

hvanalphen@cardero.com

Email

qmai@cardero.com

                                                                Phone:  (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.